GEODYNAMICS CORPORATION

                  DIRECTORS' STOCK OPTION PLAN
                         April 19, 1995

PURPOSE OF THE PLAN
     The purpose of the Directors' Stock Option Plan (the "Plan") of Geodynamics Corporation ("Geodynamics") is to provide an incentive which will attract and retain the best available persons to serve on the Board of Directors of Geodynamics and will provide additional incentives to such persons to further the success of Geodynamics. Under the Plan, directors of Geodynamics (the "Directors") will receive a grant of options to purchase common stock of Geodynamics (the "Options") in lieu of an annual retainer for a projected five-year period of service as a Director.

PERSONS ELIGIBLE
     Only   Directors   who  are  not  full-time   employees   of
Geodynamics are eligible to participate in the Plan.

FORM OF OPTION
     The   form  of  Option  attached  to  this  Plan  is  hereby
incorporated herein by reference, and the Plan shall be subject to all requirements set forth therein.

PRICE AND NUMBER OF OPTIONS
     The terms of the Option are set as a formula plan. The exercise price of the Options has been initially established as $5 per share, The exercise price so established shall remain in effect until it is changed by the Board of Directors as provided herein to maintain an exercise price between 50% and 75% of the price of the stock at grant. The number of Options will be established along with the exercise price so as to compensate Directors in an amount equal to that portion of the Director's fees otherwise payable. The Director may only receive one such grant within any five-board-year period. The formula for the total number of options in the grant is based on the fair-market value of the shares on the commencement date:

      Annual  Compensation Amount = (Fair Market Value - Exercise
Price)(# of Options)(0.20)

Non-retainer fees, expenses of Directors for travel and related items shall not be subject to this Plan and shall be payable in cash.